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                                                                    EXHIBIT 99.4

                         FORM OF LETTER TO STOCKHOLDERS

                           GUNTHER INTERNATIONAL, LTD.
                               One Winnenden Road
                           Norwich, Connecticut 06360
                                 ______ __, 2001

Dear Stockholder:

      Enclosed are the prospectus dated August __, 2001 (the "Prospectus") and other materials relating to the Rights Offering by Gunther International, Ltd. (the "Company"). Please carefully review the Prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of the Company's Common Stock only during a limited time period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 2 of the Prospectus. You should also refer to the detailed "Instructions for Use of Gunther International, Ltd. Subscription Certificates", which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

- You will receive 3.728 non-transferable Subscription Rights for each one share of the Company's Common Stock you owned on August __, 2001. You will not receive fractional Subscription Rights, but the Company will round your number of Subscription Rights up to the nearest whole number. For example, if you owned 100 shares of Common Stock on August __, 2001, you will receive 373 Subscription Rights.

- You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $.50 per share. This right is referred to as the Basic Subscription Privilege.

- You may subscribe for additional shares through the Over-Subscription Privilege to the extent available, and subject to proration. Shares purchased through the Over-Subscription Privilege will be allocated among stockholders who over-subscribe based on the ratio that the number of available shares bears to the total number of shares which all Over-Subscribing stockholders seek to purchase with first priority being given to those stockholders who fully exercise their Basic Subscription Privilege. The allocation rules for the Rights Offering are more fully described at pages 16-17 of the Prospectus.

- The Rights Offering expires at 5:00 p.m., New York City time, on September __, 2001. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.
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      If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

      If you do not exercise your Subscription Rights, your ownership in the Company may be diluted. Please see page 7 of the Prospectus for a discussion of risk factors associated with the ownership of our Common Stock as well as risks related to the Rights Offering.

      If you have questions concerning the Rights Offering, please feel free to contact Michael M. Vehlies, our Chief Financial Officer at (860) 823-1427 or _____________ of American Stock Transfer & Trust Company, our Subscription Agent at (800) ___- ____.

                                  Sincerely,

                                  _____________________________________
                                  Marc I. Perkins
                                  President and Chief Executive Officer




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